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Ashok W. Mukhey Direct Phone: +1 310 734 5291 Email: amukhey@reedsmith.com

July 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Franklin Wyman Jeanne Baker Dillon Hagius Irene Paik

Re:	Caribou Biosciences, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially submitted on June 11, 2021

CIK No. 0001619856

Ladies and Gentlemen:

On behalf of our client, Caribou Biosciences, Inc., a Delaware corporation (the “Company”), we are hereby filing with the U.S. Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted draft Registration Statements on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”), on May 7, 2021 and on June 11, 2021 (“Submission No. 2”). The Registration Statement filed concurrently with this letter has been revised to reflect certain changes to Submission No. 2, including changes intended to respond to certain comments included in the comment letter to Submission No. 2 from the staff of the Commission (the “Staff”) dated June 23, 2021. For your convenience, we are providing by separate email a courtesy copy of the Registration Statement that has been marked to show changes from Submission No. 2, as well as copy of this letter.

For ease of review, we have set forth below the numbered comments of your letter in bold type followed by the Company’s response thereto.

June 23, 2021 Staff Comment Letter

Prospectus Summary

Overview, page 1

1.

Please revise your pipeline table so that the Phase 2 and Phase 3 trials are graphically depicted in two different columns, or tell us the basis for your belief that you will be able to conduct Phase 2/3 trials for all your product candidates. While we note your revised disclosure in response to our prior comment 1 below the pipeline table that “Phase 3 may not be required if Phase 2 is

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RICHMOND ◆ SAN FRANCISCO ◆ SHANGHAI ◆ SILICON VALLEY ◆ SINGAPORE ◆ TYSONS ◆ WASHINGTON, D.C. ◆ WILMINGTON

U.S. Securities and Exchange Commission July 1, 2021 Page 2

registrational,” we believe it is overly speculative to depict these two columns as being part of the same clinical trial at this stage. To this point, we note your disclosure on page 30 that “the general approach for FDA approval of a new biologic is for the sponsor to provide dispositive data from at least two adequate and well-controlled clinical trials of the relevant biologic in the applicable patient population.”

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 1 and 122 so that both Phase 2 and Phase 3 are graphically depicted in different columns.

Strategic Agreements, page 148

2.

We note your response to our prior comment 10 and re-issue the comment as it relates to the AbbVie Agreement. Please revise the description of the upper range of the royalty payments to a range within ten percentage points (for example, between twenty and thirty percent).

Response: In response to the Staff’s comment, the Company has revised the description of the upper range of the royalty payments on pages 148, F-35, and F-50 to a range within ten percentage points, expressed as the high-single-digit to low-teens percent range.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenues, page F-9

3.

Your expanded disclosures indicate that certain of your license agreements have, for accounting purposes, two performance obligations: a license and a material right for annual license renewal agreements. Please better describe the nature and accounting for these agreements, including whether the licenses granted represent a right to use or a right to access; the factors considered in concluding that these two performance obligations were individually distinct; the expected contract term with all reasonably likely renewal periods; and how you determined the transaction price and allocated revenues to each performance obligation. Clarify whether or not the annual maintenance fees referenced on pages F-23 and F-52 related to these agreements and if so, how. Please reference the technical guidance upon which you relied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114, F-9, F-10, F-23, and F-52 to reflect the accounting treatment of certain of the Company’s CRISPR genome-editing intellectual property license agreements (“license agreements”) and associated annual license fees. Such license agreements require, after the first year of the agreement, payments of non-refundable annual license fees by the licensee, which are accounted for as license renewals. (In the license agreements, these non-refundable annual license fees are referred to as “annual maintenance fees.”)

The license agreements were not considered to be material to the Company’s consolidated financial statements. The Company had a total of three such license agreements in 2019 and four such license agreements in 2020 (including the three license agreements from 2019) with recognized revenues of $1.1 million and $1.2 million, respectively. No additional license agreements were entered into in the quarter ended March 31, 2021. Current and non-current deferred revenue related to these license agreements was $1.1 million, $1.0 million, and $1.0 million as of December 31, 2019, December 31, 2020, and March 31, 2021, respectively.

U.S. Securities and Exchange Commission July 1, 2021 Page 3

These license agreements have two performance obligations: a license and a material right for annual license renewals. The licenses granted by the Company under the license agreements represent licenses to functional intellectual property and grant the licensees the right to use certain CRISPR genome-editing intellectual property controlled by the Company in designated fields. Pursuant to paragraphs ASC 606-10-55-62 and 55-63, the Company identified two performance obligations: the delivery of the license to the functional intellectual property and the material right for the license renewals. Pursuant to ASC 606-10-55-42, the license renewals provide a separate and distinct right that a licensee would not receive without entering into the license agreement, as the license renewals are priced at a discount that is incremental to the range of discounts typically given for such licenses.

In accordance with ASC 606-10-25-23 through 25-30, the Company concluded that the performance obligations related to the licenses to functional intellectual property are satisfied when a licensee is able to use, and benefit from, the license for the first year. At the end of the first year, and on an annual basis thereafter, the licensee is required to pay annual license fees in order to retain the license. The Company concluded that the performance obligation underlying the material right for each license renewal is satisfied at the point in time the annual license fee is paid by the licensee and the renewal period begins.

Furthermore, as the license renewal options are for the same license to the functional intellectual property as was the initial one-year term, pursuant to ASC 606-10-55-45, the Company applied the practical alternative to estimating the stand-alone selling price of the license renewals, by reference to the total expected consideration, which is the aggregate of the first-year upfront license fee and the annual license fees for the expected renewals. The total transaction price for each of these license agreements was allocated under the alternative approach for estimating the stand-alone selling price of the licenses. The Company estimated the expected contract term with all reasonably likely renewal periods to be the remaining life of the licensed intellectual property.

In light of the relatively small impact of these four license agreements on the Company’s consolidated financial statements, the Company respectfully submits that its revised disclosures are sufficient to provide material information to investors relating to the revenue recognition under these license agreements.

U.S. Securities and Exchange Commission July 1, 2021 Page 4

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 734-5291 or by email to amukhey@reedsmith.com (or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ashok W. Mukhey

Ashok W. Mukhey
For Reed Smith LLP

AWM:cc

cc:	Rachel E. Haurwitz, Ph.D., Caribou Biosciences, Inc.

Barbara G. McClung, J.D., Caribou Biosciences, Inc.

Wendy A. Grasso, Reed Smith LLP

Ilir Mujalovic, Shearman & Sterling LLP